

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2024

Viki Hakmon
victor@jeffsbrands.com
Jeffs' Brands Ltd
7 Mezada Street
Bnei Brak, 5126112
Israel

      Re: **Jeffs' Brands Ltd**
            Registration Statement on Form F-3
            Filed December 18, 2024
            File No. 333-283904

Dear Viki Hakmon:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jenna Hough at 202-551-3063 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: Dr. Shachar Hadar